GDC Technology Limited

Unit 1-7, 20/F., Kodak House II, 39 Healthy Street East,

North Point, Hong Kong

Tel :(852) 2523 6851

Fax :(852) 2579 1131

October 24, 2014

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

U.S.A.

Attn: Larry Spirgel (Assistant Director)

By Courier

Dear Sir,

Re:                             GDC Technology Limited (the “Company”)
Registration Statement on Form F-1
Filed May 22, 2013
File No. 333-188771

We refer your letter dated October 8, 2014. Please be advised that the Company hereby requests withdrawal of Registration Statement on Form F-1, File No. 333-188771 and other relevant forms or documents, including all amendments and exhibits thereto (“Registration Statements”).  The Company hereby confirms it has not sold any securities in connection with the Registration Statements.

Yours faithfully,